SECU 06006024 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SKTY II, LLC

OFFICIAL USE ONLY

FIRM ID NO.

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 203 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 South Wacker Drive, Suite 1660
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas P. Cleary 312-985-5612
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

PROCESSED JUN 08 2006 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Thomas P. Cleary, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of SKTY II, LLC, as of December 31, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

6 day of Feb 2006

Nancy J. Simenson

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Thomas P. Cleary
Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

SKTY II, LLC

Statement of Financial Condition

December 31, 2005

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

SKTY II, LLC
Table of Contents
December 31, 2005

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Member of
SKTY II, LLC

We have audited the accompanying statement of financial condition of SKTY II, LLC as of December 31, 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SKTY II, LLC as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 27, 2006

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

SKTY II, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 36,727
Receivable from clearing broker	7,019,196
Securities owned, pledged	5,660,002
Exchange memberships, at cost (fair value $2,735,000)	690,000
Furniture, equipment and leasehold improvements, net	107,094
Other assets	81,297
Total assets	$ 13,594,316

Liabilities and Member's Equity

Liabilities	
Securities sold, not yet purchased	$ 9,875,541
Accounts payable and accrued expenses	624,043
Due to related party	365,000
Total liabilities	10,864,584
Member's equity	2,729,732
Total liabilities and member's equity	$ 13,594,316

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Business—SKTY II, LLC (the "Company") engages in proprietary trading activities, buying, selling and dealing in U.S. exchange-traded securities and certain derivative financial instruments. The Company is a broker-dealer registered with the Securities and Exchange Commission. All of the Company's transactions are cleared by other brokers. The Company was organized on October 2, 2003 and commenced operations on March 17, 2004.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Proprietary securities and derivative financial instruments transactions are recorded on trade date. Securities owned and securities sold, not yet purchased, open futures and options on futures contracts are carried at fair value, based on quoted market prices, with unrealized gains and losses reflected in revenue.

Exchange Memberships—Memberships in exchanges are held for operating purposes and are carried at cost.

Furniture, Equipment and Leasehold Improvements—Furniture and computer equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the economic useful life of the improvement.

Translation of Foreign Currencies—Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

Income Taxes—As a limited liability company, the Company does not pay income taxes on its taxable income. Rather, the Company's taxable income or loss is included in the tax return of the member.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities, other than furniture, equipment and leasehold improvements, are considered financial instruments and, except for exchange memberships, are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 2 Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, at December 31, 2005 consist of:

	Marketable Securities Owned	Marketable Securities Sold, Not Yet Purchased
Equity securities	$ 3,817,014	$ 8,708,685
Equity options	1,642,988	1,166,856
Certificate of deposit	200,000	
Total	$ 5,660,002	$ 9,875,541

Cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to the clearing brokers, if any.

The certificate of deposit collateralizes a bank letter of credit issued in connection with the Company's office space lease.

Note 3 Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2005 consist of:

Furniture	$ 26,402
Computer equipment	61,424
Leasehold improvements	39,207
	127,033
Accumulated depreciation and amortization	(19,939)
Net	$ 107,094

Note 4 Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires May 31, 2010. At December 31, 2005, the aggregate minimum annual rental commitment under this lease, exclusive of additional payments that may be required for certain increases in operating expenses, are as follows:

2006	$ 186,898
2007	191,287
2008	195,676
2009	200,065
2010	84,123
	$ 858,049

Note 5 Related Party

Certain expenses of an entity affiliated through common ownership, including office space, information technology, communications and administrative services, are paid by the Company. The affiliated entity reimburses the Company monthly for its share of allocable expenses and for direct costs incurred. At December 31, 2005, other assets includes $3,339 due from the affiliated entity for such expenses.

Also, due to related party at December 31, 2005 is the amount due to the same affiliated entity for purchase of an exchange membership in 2004.

Note 6 Financial Instruments

In connection with its proprietary trading activities, the Company enters into transactions involving certain derivative financial instruments, primarily exchange-traded futures contracts on equity-based indexes and options on equities. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to December 31, 2005.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentrations of Credit Risk—All trades of the Company are cleared by other clearing brokers. Cash and derivative financial instruments on deposit with the clearing brokers collateralize amounts due to the clearing brokers and serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the counterparties.

Note 7 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as those terms are defined. Net capital changes from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of approximately $466,000 and $100,000, respectively. The net capital rule may effectively restrict the withdrawal of capital by the member.

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control

Member of
SKTY II, LLC

In planning and performing our audit of the financial statements of SKTY II, LLC (the "Company") for the year ended December 31, 2005, which we reported on under date of January 27, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

Because the Company does not carry any securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Making the periodic reserve computation and obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving control activities that we consider to be material weaknesses as defined above. The conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2005, and this report does not affect our report thereon dated January 27, 2006.

During the year ended December 31, 2005, the Company did not recognize certain receivables and resulting net trading losses from a clearing broker and did not accrue certain liabilities. In addition, the Company treated certain nonallowable assets as allowable, and did not recognize certain haircuts on securities owned for regulatory net capital purposes under Rule 15c3-1. Management has informed us that, after considering the effects of these items, the Company was in compliance with its minimum net capital requirements at all times during the year ended December 31, 2005, and through the date of this report. Management has also informed us that it has implemented procedures to properly accrue all liabilities and review the regulatory net capital computations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

It is not practicable for a company of this size to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and, as a result, greater reliance is placed on the close supervision of the accounting records by management on a daily basis.

This report is intended solely for the information and use of the member, management, the SEC, the Chicago Board Options Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow, Reisin, Berk & Abrams... [signature]

Chicago, Illinois
February 28, 2006